NORTH AMERICAN NICKEL INC.

(formerly Widescope Resources Inc.)

Management Discussion and Analysis
For the Nine Months Ended September 30, 2011

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including November 25, 2011.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto. It should be noted that the audited consolidated financial statements for the year ended December 31, 2010 was prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), the reconciliation of which can be found beginning on page 16 of this MD&A.

All financial information in this MD&A related to 2011 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements. For more information, please refer to the Risk and Uncertainties section of this MD&A.

Description of Business

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Sudbury, Ontario nickel properties being Post Creek, Woods Creek, Halcyon and Bell Lake and in Greenland on the Maniitsoq Property. As well the Company is conducting exploration programs on its Manitoba nickel properties being South Bay, Thompson North and Cedar lake.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. These actions were reported in a news release dated April 6, 2010. Additionally, in April 2010 the Company’s shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application was conditionally accepted by the TSX Venture Exchange. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN”.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of September 30, 2011 the Company had working capital of $2,091,943 (December 31, 2010 $556,665) and a deficit of $14,958,358 (December 31, 2010 $14,258,450). The Company will require additional funding to meet its obligations and the costs of its operations.

When managing capital, the Company’s objectives is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for the Company under National Instrument 43-101.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000	Exploration requirements to date $624,715
On or before April 5, 2012	$50,000	300,000		$15,000
On or before April 5, 2013	$50,000	-		$15,000

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. A reconnaissance rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 g/t Pt and 1.05 g/t Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report was completed with Dr. Walter Peredery, formerly of INCO, as the author.

As of September 30, 2011, the Company incurred $624,715 (excluding capitalized stock-based compensation of $87,500) (March 31, 2010 — $Nil) in deferred exploration costs on the Post Creek Property.

Performance Summary:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump. Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Results are pending. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted to SGS Mineral Services for analysis using the Mobile Metal Ion Technology.

Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and these data will form individual “layers” for integration with geological and geochemical datasets.

New geophysical data was acquired from Abitibi Geophysics from a newly cut grid on the Post Creek property. Electromagnetic and magnetic anomalies were detected and a drill program planned. The exploration included down-hole pulsing to detect potential anomalies that were not drill-tested.

During the nine months ended September 30, 2011:

Analytical data, geological maps and historic geophysical information were compiled by Dr. Walter Peredery to form the basis for a 43-101 technical report which was submitted to the TSX Exchange on May 18, 2011 as part of listing requirements for North American Nickel. The report was accepted by the Exchange on May 27, 2011.

The assessment report for the Post Creek property of merit was assembled, submitted to the Sudbury Mining Recorder and subsequently accepted for assessment credit.

Grid cutting for the Abitibi DEEPEM (‘InfiniTEM’) ground geophysical survey has been completed.

Outcrop stripping, washing and chip and channel sampling continued subsequent to the location of geophysical (electromagnetic and magnetic) anomalies identified with the use of the beep mat. Samples have been submitted for assay and are pending. Beep mat geophysical surveys are ongoing on the Post Creek property.

Detailed prospecting by Mr. Cecil Johnson on behalf of the Company on the Post Creek property has resulted in the discovery of a previously unrecognized mineralized Offset dyke. The Offset dykes are recognized in the Sudbury mining camp as hosts to significant ore deposits and as such this discovery is considered extremely important. Follow-up outcrop stripping using a mechanical excavator accompanied by power washing to prepare the outcrop area for mapping and sampling has been initiated. The offset dyke has been named “the Cecil Johnson Offset Dyke” or “CJ#1” after Mr. Johnson, the discoverer.

Extensive outcrop stripping with a mechanical excavator aided by power washing of outcrops was completed. Outcrop sampling, where warranted, was continued and assistance from experienced Sudbury geological consultants was retained for short periods to demonstrate the subtleties of mapping offset dyke structures. Ground VLF-EM and magnetic surveys were initiated.

A drill program was planned and implemented with Chenier drilling of Capreol, Ontario contracted to carry out a 1500 metre program.

Subsequent Events

The offset dyke or CJ Zone was expanded subsequent to previous ground geophysical surveys and prospecting by Cecil Johnson. Geophysical anomalies detected by the Abitibi Infinitem geophysical survey were drill tested and indicated the geophysical responses were attributable to heavily disseminated to near-solid pyrrhotite, pyrite and minor chalcopyrite. These mineralized zones were hosted within large blocks of mafic volcanic rocks present within the offset dyke and with oxide and lean iron formation. Drill core was sampled and submitted for assay to AGAT Laboratories. Results are pending.

A review of all characteristics of the CJ target zone and the results of diamond drilling indicate the CJ Zone is more accurately described as a breccias belt rather than a sharp-walled offset dyke. The breccias belt is along strike from the Podolsky nickel-copper-platinum group metal mine and as such the CJ Zone is still considered as a high-priority exploration target.

Activities contemplated in the future

Additional outcrop mapping supplemented by thin section studies will be undertaken. Shallow electromagnetic surveys utilizing the Beep mat will be required to cover the remainder of the Post Creek property with the aim of ground truthing airborne VTEM anomalies. Follow-up geological mapping and prospecting will be required in addition to deep-looking ground geophysical surveys to assist in the delineation of drill targets. A drill program is being planned to test multivariate (geological, geophysical and geochemical) targets.

Upon completion of the Abitibi geophysical survey and the preparation of a detailed report a drill program will be designed to test the Offset dyke for base (nickel-copper) and precious metal (gold-platinum group metals) mineralization.

Drill core and lesser outcrop analytical data will be complied and assessed for planning of 2012 exploration programs. The extent of the CJ Zone will be determined by ongoing prospecting, geological mapping and trenching.

An I.P. program is being considered to assess the CJ Zone for disseminated PGM mineralization due to similarities between the Victoria project mineralization (Quadra-FNX) and that recognized at the Post Creek CJ Zone. Stripping and outcrop preparation is planned for the southward extension of the CJ Zone towards the Podolsky Mine.

Woods Creek Property

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $2,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Woods Creek Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$7,500	150,000	paid & issued
On or before April 5, 2011	$15,000	150,000	paid & issued	$24,000	Exploration requirements to date $26,281
On or before April 5, 2012	$20,000	-		$24,000
On or before April 5, 2013	$45,000	-		$24,000

The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares. The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes which cover 50% of the property. This style of mineralization is currently being mined by Ursa Major Minerals at their Shakespeare deposit 15 km southwest of the Woods Creek property.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization with historic assays of 1.22% Cu, 0.95% Ni,0.35 g/t combined Pt and Pd and 0.13 g/t Au. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite with historic assays of 1.09% Ni, 0.37% Cu, 0.30 g/t combined Pt and Pd and 0.11% Co. The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with historic assays of 0.66% Ni, 0.90% Cu, 0.09% Co, 0.068 g/t Pt, 0.22 g/t Pd and 0.046 g/t Au.

As of September 30, 2011, the Company incurred $26,281 (March 31, 2010 — $Nil) in deferred exploration costs on the Woods Creek Property.

Performance Summary:

An assessment report based on shallow electromagnetic Beep Mat surveys, geological mapping, prospecting, excavator work to clear overburden from outcrop and channel and chip rock sampling was completed on claims 1242388 and 1242390. The results are summarized in an assessment report submitted to the Ontario Mining recorder in Sudbury. A short diamond drill program is planned to assess gossans delineated during prospecting activities.

During the nine months ended September 30, 2011:

An assessment report was constructed based on the results of field work, including assay results. Data indicates multiple zones of greater than 1% copper and strongly elevated nickel are present in outcrop on the property. These zones were uncovered by the use of a beep mat and a mechanical excavator to expose the rock from beneath soil cover.

Short term prospecting was completed.

Subsequent Events

The identification of a large gossanous outcrop on the property will be followed up with a drill hole to test the area beneath the gossan for nickel-copper platinum group mineralization.

Activities contemplated in the future

Additional beep mat surveys will be undertaken to extend the geophysical coverage on the property. These data will be assessed with additional overburden stripping and sampling of newly exposed mineralized rock, if warranted. Deep looking geophysical surveys are planned to assist in drill targeting for diamond drill testing.

Drill core from the drill hole planned to assess the gossan will be logged, split and sampled for assay.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000	Exploration requirements to date $40,299
On or before April 5, 2012	$35,000	200,000		$22,000
On or before April 5, 2013	$35,000	-		$22,000

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

As of September 30, 2011, the Company incurred $40,299 (March 31, 2010 — $Nil) in deferred exploration costs on the Halcyon Property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. Based on newly acquired information from the Post Creek property the adjacent Halcyon property will be the target of geological prospecting and geophysical activities.

During the nine months ended September 30, 2011:

The compilation report for historic exploration conducted on the property is ongoing.

A partial cut grid was established on the western edge of the Halcyon property to accommodate the Abitibi Geophysics EM survey covering the adjacent Post Creek property.

Prospecting and a small amount of outcrop stripping was completed.

Subsequent Events

No work has been performed subsequently.

Activities contemplated in the future

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2012 ground programs which will include geophysical surveys, geological mapping, prospecting and diamond drilling.

As a result of the discovery of the Cecil Johnson Zone on the adjacent Post Creek property ground geophysical surveys using the beep mat and detailed prospecting will be undertaken to assess the Halcyon property for possible occurrences of the CJ Zone breccias belt.

Bell Lake Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Bell Lake Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Cash	Issuance of shares		Requirements
On or before April 5, 2010	$25,000	300,000	paid & issued
On or before April				$
5, 2011	$25,000	300,000	paid & issued		—
On or before April				$
5, 2012	$40,000	400,000			—
On or before April				$
5, 2013	$40,000	—			—
On or before April 5, 2014	$80,000	—

The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or “MOD”. The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington copper-nickel-platinum group metal Mine and the Victoria copper-nickel-platinum group metal Mine. It is also host to Vale Inco’s Totten copper-nickel-platinum group metal Mine development Crowflight Minerals AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical technologies and diamond drilling will test the property after detailed geological mapping has been undertaken on the property.

As of September 30, 2011, the Company incurred $21,830 (March 31, 2010 — $Nil) in deferred exploration costs on the Bell Lake Property

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. A three-dimensional model was assembled for the mineralization identified on the property by historic exploration including diamond drilling. The model uses historic drill logs and assay data. These data will be integrated with geophysical information acquired from new geophysical surveys to delineate possible drill targets.

During the nine months ended September 30, 2011:

The compilation of historic exploration data is complete. A geophysical grid was planned for the property and geophysical contracts signed for the upcoming Infinitem survey (Abitibi Geophysics).

Subsequent Events

The grid for the geophysical survey has been cut.

Activities contemplated in the future

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2011 ground programs.

Geophysical surveys (Infinitem) are currently underway and will be followed by a diamond drill program to test geophysical targets should the results from the geophysical survey warrant this.

Manitoba nickel properties:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment (paid) and 6,000,000 post-consolidation common shares valued at $0.06 per share (issued).

South Bay: Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and 1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

During the nine months ended September 30, 2011:

A Mobile Metal Ions soil geochemical orientation survey was undertaken and samples submitted to SGS Mineral Services (Toronto, Ontario) for analysis. Results have been received and a report is in preparation.

As of September 30, 2011, the Company incurred $2,643 (March 31, 2010 — $Nil) in deferred exploration costs on the South Bay Property

Subsequent Events

Analytical data from the MMI analysis of soil samples was received and interpretation followed by a report is in progress. The property was down-sized based on the results of geophysical surveys, diamond drilling results and assays.

Activities contemplated in the future

Ground geophysical surveys will be required in the area of airborne VTEM anomalies defined from an earlier airborne geophysical program. These surveys will accurately define drill targets. Mobile Metal Ions soil geochemical surveys are planned in the vicinity of coincident ground and airborne geophysical anomalies subsequent to interpretation of an earlier orientation survey.

Soil geochemical surveys are contemplated in areas of significant geophysical response.

Thompson North: The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

During the nine months ended September 30, 2011:

There have been no current activities on the property.

As of September 30, 2011, the Company incurred $115,844 (March 31, 2010- $Nil) in deferred exploration costs on the Thompson North Property.

Subsequent Events

A compilation of historic exploration information was contracted to Revelation Geoscience Ltd. A report was completed and will be the basis for future exploration planning.

Activities contemplated in the future

The activities contemplated for the future will include follow-up exploration based on the compilation report produced by Revelation Geoscience. The exploration will include ground geophysics and soil geochemical surveys. .

Cedar Lake: The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

During the nine months ended September 30, 2011:

There have been no current activities on the property. A compilation of historic exploration has been completed and will be the basis for future exploration planning.

As of September 30, 2011, the Company incurred $2,400 (March 31, 2010- $Nil) in deferred exploration costs on the Cedar Lake Property.

Subsequent Events

No work was performed on this property subsequently.

Activities contemplated in the future

Activities contemplated for the future include detailed geophysical surveys with soil geochemical survey follow-up.

Maniitsoq, Greenland:

On June 15, 2011, the Company paid a license fee on the Maniitsoq property in Greenland. The Company has certain obligations regarding expenditures and reporting, under the terms of the license for fiscal 2011 and 2012.

In conjunction with acquisition of the Maniitsoq Mineral Exploration Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licences or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $3,240,000 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

The Maniitsoq project covers a 4,841 km2 area situated along the southwest coast of Greenland east and south of the village of Maniitsoq. Ports in this part of Greenland have a year-round shipping season. The project area contains numerous nickel + copper sulphide showings associated with norititic and other mafic-ultramafic intrusions of Archean age. Given its vast size and abundance of nickel occurrences, the Maniitsoq area has seen remarkably little nickel-related exploration activity. The only drilling for nickel was done between 1965 and 1972 by a company called Kyrolitselskabet Øresund A/S (KØ). KØ drilled 119 shallow holes totalling about 6,300 meters that tested exposed sulphide mineralization and shallow electromagnetic (EM) anomalies directly associated with outcropping mafic-ultramafic intrusions. All but a few were drilled with portable Winkie drills and the average hole length was just 45 meters. Nevertheless numerous significant historic intersections were made, including 9.85 meters averaging 2.67% Ni and 0.60% Cu at Imiak Hill and 12.89 meters averaging 2.24% Ni and 0.63% Cu at the Fossilik showing.

During the nine months ended September 30, 2011:

On March 15, 2011 an application for an exclusive mineral exploration licence covering the project area was submitted to the Greenland Bureau of Minerals and Petroleum (BMP). Detailed compilation of previous historic exploration data was initiated following the submission of the licence application.

The exclusive mineral exploration licence was approved by BMP on July 15, 2011.

Known showings and targets, identified from data compilation, were examined during a week long field program. A total of 53 representative rock samples were collected and were submitted to Activation Laboratories for analysis. Drill cores from several Kyrolitselskabet Oresund A/S drill holes were examined at a government core facility in Kangerlussuag, Greenland

Based on data compilation and observations made during the field program, two areas, covering a total of 375 square kilometres, were selected for helicopter geophysical (electromagnetic and magnetic) surveying. SkyTEM ApS of Beder, Denmark was contracted to do the surveying. Surveying commenced on September 15, 2011 and was still in progress at the end of the period.

Subsequent Events

Compilation of previous historic exploration data for the project area continues.

The helicopter geophysical survey was completed on October 5, 2011. A total of 2,217 line-kilometers of surveying was done. A levelled, digital database was received from SkyTEM on November 17, 2011 and a final report is expected in early December 2011.

Analytical results were received from Activation Laboratories on November 4, 2011.

Activities contemplated in the future

Future activities contemplated include integrating the results of the 2011 field program and geophysical surveys with the existing exploration database for the project and three-dimensional modeling of selected electromagnetic anomalies.

Selected Financial Information

The Company’s consolidated interim financial statements for the nine months ended September 30, 2011 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2009 **
Financial Results
Net loss	$699,908	$382,254	$32,067
Basic loss per share	0.02	0.03	0.00

As at:	September 30, 2011	December 31, 2010	December 31, 2009 **

Balance Sheet Data
Share capital	$18,671,750	$15,310,333	$13,649,333
Common shares issued	55,058,193	35,231,730	5,441,730
Weighted average shares outstanding	43,571,377	19,941,566	5,441,730
Total assets	$8,022,816	$1,363,910	$184,212
Net assets (liabilities)	7,696,949	$1,234,383	$(54,784)
Exchange rates (Cdn$ to U.S.$) period average	0.9780	0.9709	0.8757

• Figures for December 31, 2009 are expressed under Canadian GAAP.

Results of Operations

Three Months Ended September 30, 2011 compared with Three Months Ended September 30, 2010

For the three months ended September 30, 2011, the Company incurred a net loss of $374,561 compared to a net loss of $200,626 for the three months ended September 30, 2010. The increase of $173,935 in net loss is a net result of general operating costs increased which is mainly the result of stock-based compensation charge of $127,500 for stock options granted to employees and consultants and the Company initiating a series of actions to realign its focus into the field of nickel exploration and appointing new senior management in April 2011 resulting in additional management fee of $12,000, two private placements resulting in increased professional fees of $21,120 and a higher volume in activity resulting in an increase in investor relation costs of $16,039 and the addition of more staff resulting in an increase of salaries of $6,719. The increased operating costs have been offset with a tax recovery amount of $45,364 as a result of the flow-through premium being reduced for expenses being incurred.

Selected Financial Data Quarterly

	Three months ended
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Net loss	$(374,561)	$(262,686)	$(62,660)	$(147,554)
Basic loss per share	(0.01)	(0.01)	0.00	0.00

	Three months ended
	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009 **

Net loss	$(200,626)	$(176,702)	$(4,926)	$(85,578)
Basic loss per share	0.00	(0.03)	0.00	(0.02)

Balance Sheet Data
As at:	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010

Share capital	$18,671,750	$18,371,250	$15,367,333	$15,310,333
Common shares issued	55,058,193	51,853,193	36,181,730	35,231,730
Weighted average shares outstanding	43,571,377	38,918,162	35,242,286	19,941,566
Total assets	$8,022,816	$4,306,174	$1,409,625	$1,363,583
Net assets (liabilities)	$7,696,949	$4,212,427	$1,228,723	$1,234,383
As at:	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009 **

Share capital	$15,310,333	$14,740,333	$13,649,333	$13,649,333
Common shares issued	35,231,730	25,291,730	5,441,730	5,441,730
Weighted average shares outstanding	14,788,836	5,661,067	5,441,730	5,441,730
Total assets	$1,409,603	$1,130,716	$152,435	$184,212
Net assets (liabilities)	$1,346,937	$971,063	$(71,155)	$(54,784)

• Figures for December 31, 2009 are expressed under Canadian GAAP.

Liquidity

As at September 30, 2011 the Company had accumulated losses totaling $14,958,358. The Company had working capital of $2,091,944 at September 30, 2011. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables , accrued liabilities are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fir value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, trade payables and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to cash and cash equivalents, short-term investments and amounts receivable. Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management. Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2011, the Company held cash and cash equivalents of $2,318,319 (December 31, 2010 — $659,227).and had current liabilities of $325,866 (December 31, 2010 — $129,527). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i) Interest Rate Risk

The Company had cash balances and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. As of September 30, 2011, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii) Foreign Currency Risk

The Company’s functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting Standards Not Yet Effective

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011.

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2015.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Impairment of long lived assets

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred Income Tax

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based Compensation

The Company has a stock option plan which is described in Note 9(e) of the Company’s consolidated interim financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

Post Creek
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000
On or before April 5, 2012	$50,000	300,000		$15,000
On or before April 5, 2013	$50,000	-		$15,000

	$142,500	1,000,000		$45,000

Bell Lake
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$25,000	300,000	paid & issued
On or before April 5, 2011	$25,000	300,000	paid & issued	$—
On or before April 5, 2012	$40,000	400,000		$—
On or before April 5, 2013	$40,000	-		$—
On or before April 5, 2014	$80,000	-

	$210,000	1,000,000		$—

Halcyon
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000
On or before April 5, 2012	$35,000	200,000		$22,000
On or before April 5, 2013	$35,000	-		$22,000

	$110,000	700,000		$66,000

Wood Creek
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$7,500	150,000	paid & issued
On or before April 5, 2011	$15,000	150,000	paid & issued	$24,000
On or before April 5, 2012	$20,000	-		$24,000
On or before April 5, 2013	$45,000	-		$24,000

	$87,500	300,000		$72,000

Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30,	December 31,
	2011	2010
Directors and companies controlled by directors of the Company	$70,906	$87,094

	$70,906	$87,094

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

	Nine month periods ended
	September 30,	September 30,
	2011	2010
Geological consulting fees — expensed	$21,517	$1,167
Geological consulting fees — capitalized	19,983	16,333
Management fees — expensed	81,000	45,000
Stock-based compensation	150,000	—
	$272,500	$62,500

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises would be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and commenced reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

First Time Adoption of IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 2 “Share-based payment” – IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company plans to elect this exemption and will apply IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date.

IFRS 3 “Business Combinations” – IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.

IFRS 1 “Deemed Cost” – allows for exploration and evaluation assets costs to be accounted for in cost centres that include all properties in a large geographical area. A first-time adopter using such accounting under previous Canadian GAAP may elect to measure exploration and evaluation assets at the amount determined under the Company’s previous GAAP. The Company plans to elect this exemption and shall continue to test exploration and evaluation assets in the development phases for impairment at the date of transition to IFRS in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Mandatory exceptions applied

IAS 39 “Financial Instruments” the Company has applied the derecognition of financial assets and liabilities exception requirements prospectively from the transition date. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre changeover Canadian GAAP have not been reviewed for compliance with IAS 39. The application of this exemption has no impact on the Company.

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. No adjustments for estimates have been made.

IAS 27 was applied prospectively from the Transition Date. Total comprehensive income is attributed to the owners of the parent and the non-controlling interests even if this results in the non-controlling interests having a deficit balance. No adjustment was required.

Reconciliation to previously reported financial statements

The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements, based on our analysis to date. A summary of each of the noted changes is included in the notes following the reconciliations of the following Consolidated Statement of Financial Position and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. The reconciliations and related adjustments have not been audited by the Company’s external auditor.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010
Consolidated Interim Statement of Financial Position – September 30, 2010
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – three months September 30, 2010
Consolidated Interim Statement of Comprehensive Loss Reconciliation – six months September 30, 2010
Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2010

Transitional Consolidated Statement of Financial Position Reconciliation to IFRS (unaudited) as follows:
Effect of
Ref		January 1 2010	Transition to IFRS		January 1 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$16,515		—	$16,515
Receivables		4,197			4,197
Marketable securities		62,500			62,500

Total current assets		83,212		—	83,212
Mineral properties and deferred exploration costs		101,000			101,000

			$
Total assets		$184,212		—	$184,212

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$185,747			$185,747

Total current liabilities		185,747		—	185,747

Total liabilities		185,747		—	185,747
Shareholders’ equity (deficit)
Share capital — preferred		604,724			604,724
Share capital — common		13,044,609			13,044,609
Contributed surplus		53,344		(53,344)	—
Accumulated other comprehensive income		24,525			24,525
Deficit	a	(13,781,986)		53,344	(13,728,642)

Total shareholders’s equity		(54,784)		—	(54,784)
Non-controlling interest		53,249			53,249

Total equity		(1,535)		—	(1,535)

			$
Total liabilities and equity		$184,212		—	$184,212

Consolidated Interim Statement of Financial Position Reconciled to IFRS (unaudited) as follows:
Effect of
Ref		September 30 2010	Transition to IFRS		September 30 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$788,870		—	$788,870
Receivables		14,143		—	14,143
Marketable securities		—		—	—
Prepaid expenses and deposits		823			823

Total current assets		803,836		—	803,836
Mineral properties and deferred exploration costs		605,767		—	605,767

			$
Total assets		$1,409,603		—	$1,409,603

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$62,666		—	$62,666

Total current liabilities		62,666		—	62,666

Total liabilities		62,666		—	62,666
Shareholders’ equity (deficit)
Share capital — preferred		604,724		—	604,724
Share capital — common		14,705,609		—	14,705,609
Share subscriptions		—		—	—
Contributed surplus	a	200,844		(53,344)	147,500
Accumulated other comprehensive income		—		—	—
Deficit		(14,164,240)		53,344	(14,110,896)

Total shareholders’s equity		1,346,937		—	1,346,937

Non-controlling interest		—		—	—

Total equity		1,346,937		—	1,346,937
			$
Total liabilities and equity		$1,409,603		—	$1,409,603

Consolidated Statement of Financial Position Reconciled to IFRS (unaudited) as follows:
Effect of
Ref		December 31 2010	Transition to IFRS		December 31 2010
CAN GAAP					IFRS
ASSETS
Current assets
			$
Cash		$659,227		—	$659,227
Receivables		26,965		—	26,965
Marketable securities		—		—	—

Total current assets		686,192		—	686,192
Mineral properties and deferred exploration costs		677,718		—	677,718

			$
Total assets		$1,363,910		—	$1,363,910

LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$129,527		—	$129,527

Total current liabilities		129,527		—	129,527

Total liabilities		129,527		—	129,527
Shareholders’ equity (deficit)
Share capital — preferred		604,724		—	604,724
Share capital — common		14,705,609		—	14,705,609
Contributed surplus	a	235,844		(53,344)	182,500
Accumulated other comprehensive income		—		—	—
Deficit		(14,311,794)		53,344	(14,258,450)

Total shareholders’s equity		1,234,383		—	1,234,383
Non-controlling interest		—		—	—

Total equity		1,234,383		—	1,234,383

			$
Total liabilities and equity		$1,363,910		—	$1,363,910

The Canadian GAAP Consolidated Statement of Operations and Comprehensive Loss
For the three months ended September 30, 2010 has been reconciled to IFRS (unaudited) as follows:
Three Months Ended September 30		Effect of	Three Months Ended
Ref	2010	Transition to IFRS	September 30 2010
CAN GAAP			IFRS
EXPENSES
			$
Consulting	$8,409		8,409
Filing fees	19,466		19,466
Investor relation	8,428		8,428
General and administrative	(5,677)		(5,677)
Management fees (Note 6)	15,000		15,000
Salaries	7,500		7,500
Stock-based compensation	147,500	—	147,500

LOSS BEFORE OTHER ITEMS	(200,626)	—	(200,626)
OTHER ITEMS:
Impairment of mineral property and deferred exploration costs (Note 4)	-		-
Sale of investment gain/(loss)	—		—

NET LOSS FOR THE PERIOD	$(200,626)	$-	$(200,626)

LOSS PER COMMON SHARE — Basic and diluted
From continuing operations	$(0.03)	$—	$(0.03)

Weighted average shares outstanding - Basic and diluted	32,746,730		32,746,730

COMPREHENSIVE LOSS
Net Loss	$(200,626)	$—	$(200,626)
Unrealized gain on marketable securities	—		—

COMPREHENSIVE LOSS	$(200,626)	$-	$(200,626)

The Canadian GAAP Consolidated Statement of Operations and
Comprehensive Loss
For the nine months ended September 30, 2010 has been reconciled to
IFRS (unaudited) as follows:
Nine Months Ended			Effect of		Nine Months Ended
Ref	September 30 2010		Transition to IFRS		September 30 2010
CAN GAAP					IFRS
EXPENSES
	$				$
Consulting		32,484			32,484
Filing fees		37,832			37,832
Investor relation		17,836			17,836
General and administrative		39,042			39,042
Management fees (Note 6)		31,000			31,000
Professional fees		68,359			68,359
Property investigation		1,450			1,450
Salaries		12,500			12,500
Stock-based compensation		147,500		—	147,500

LOSS BEFORE OTHER ITEMS		(388,003)		—	(388,003)
OTHER ITEMS:
Impairment of mineral property and deferred exploration costs (Note 4)		(91,000)			(91,000)
Sale of investment gain/(loss)		96,749			96,749

			$
NET LOSS FOR THE PERIOD		$(382,254)		—	$(382,254)

LOSS PER COMMON SHARE — Basic and diluted
			$
From continuing operations		$(0.03)		—	$(0.03)

Weighted average shares outstanding — Basic and diluted		14,788,836			14,788,836

COMPREHENSIVE LOSS
			$
Net Loss		$(382,254)		—	$(382,254)
Unrealized gain on marketable securities		—			—

			$
COMPREHENSIVE LOSS		$(382,254)		—	$(382,254)

The Canadian GAAP Consolidated Statement of Operations and
Comprehensive Loss
For The Year Ended December 31, 2010 has been reconciled to
IFRS (unaudited) as follows:
Ref	December 31 2010		Effect of Transition to IFRS	December 31 2010
CAN GAAP				IFRS
EXPENSES
	$
Consulting		25,556		$25,556
Filing fees		40,856		40,856
Investor relation		23,101		23,101
General and administrative		18,294	—	18,294
Management fees (Note 6)		90,000		90,000
Professional fees		132,730		132,730
Salaries		22,115		22,115
Stock-based compensation		182,500	—	182,500

LOSS BEFORE OTHER ITEMS		(535,152)	—	(535,152)
OTHER ITEMS:
Loss on sale of subsidiary (Note 4)		(7,163)		(7,163)
Gain on sale of marketable securities (Note 3)		3,854	—	3,854

LOSS BEFORE NON-CONTROLLING INTEREST		(538,461)	—	(538,461)
NON-CONTROLLING INTEREST IN LOSS		8,653	—	8,653

NET LOSS FOR THE YEAR		$(529,808)	$-	$(529,808)

LOSS PER COMMON SHARE - Basic and diluted
From continuing operations		$(0.03)	$—	$(0.03)

Weighted average shares outstanding — Basic and diluted		19,941,566		19,941,566

COMPREHENSIVE LOSS
Net Loss		$(529,808)	$—	$(529,808)
Unrealized gain on marketable securities		—		—

COMPREHENSIVE LOSS		$(529,808)	$-	$(529,808)

Adjustments on transition to IFRS:

The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the preliminary quantification of the adjustments required as of the transition date and for the comparative period.

Asset impairment

Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a)	Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statement of Financial Postion (Unaudited)
	December 31 2010	January 1 2010
Contributed surplus	$(53,344)	$(53,344)
Adjustment to deficit	$53,344	$53,344

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date which there were no unvested awards at that time.

Presentation Adjustments

The following presentation adjustment has been identified by management for the Consolidated Statement of Financial Position which is Non-controlling interests shall be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

Disclosure Controls and Procedures Over Financial Reporting

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended September 30, 2011.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of September 30, 2011 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Subsequent Events

On November 24, 2011, the Company granted to a geologist 100,000 stock options at a price of $0.15 per stock option.

Share Capital Data

The following table sets forth the Company’s share capital data as at November 25, 2011:

Common Shares	55,058,193
-issued & outstanding
Preferred Shares	604,724
-issued & outstanding
Options
-issued & outstanding	5,250,000
Warrants
-issued & outstanding	31,198,950

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.ca